EX - 99.1




FOR MORE INFORMATION:

CIBA Vision Corporation
Kristie Madara (678) 415-3367

Wesley Jessen
Kevin Ryan, CEO
Edward Kelley, CFO
(847) 294-3000

George Sard/David Reno
Sard Verbinnen & Co.
(212) 687-8080



Novartis agrees to acquire Wesley Jessen VisionCare

For $38.50 per share in cash


        Combined company will rank number two worldwide in contact lenses


ATLANTA, GA, and DES PLAINES, IL -- May 30, 2000 - CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS), and Wesley Jessen VisionCare, Inc. (NASDAQ: WJCO) today jointly announced a definitive agreement whereby CIBA Vision will acquire Wesley Jessen for $38.50 per share in cash, or a total of approximately $785 million. The offer represents a premium of approximately 17 percent over the closing price of Wesley Jessen's shares on May 26, 2000, and an approximate 55 percent premium over the closing price on March 22, 2000, the last trading day prior to the announcement of Bausch & Lomb, Inc.'s (NYSE: BOL) unsolicited offer for Wesley Jessen. The agreement was unanimously approved by Wesley Jessen's Board of Directors.

    CIBA Vision is a leading provider of contact lenses, lens care products and ophthalmic pharmaceuticals. To consummate the transaction, CIBA Vision will commence within five business days a cash tender offer for all outstanding shares of Wesley Jessen


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common stock. Upon completion, the combined company will be the world's second largest contact lens company. CIBA Vision and Wesley Jessen had 1999 pro-forma sales of $1.4 billion and employed 8,900.

    Daniel Vasella, Chairman and CEO of Novartis commented: "This move is part of Novartis' strategy to develop world leadership positions in specific areas both through organic growth and through acquisitions. It will enhance CIBA Vision's critical mass and ability to compete in a fiercely contended market."

    "Wesley Jessen brings to CIBA Vision an exciting range of products that complement our existing brands," said Glen Bradley, CEO of CIBA Vision. "Additionally, CIBA Vision will be able to greatly expand the global reach of Wesley Jessen's product lines."

    Kevin Ryan, Chairman, President and CEO of Wesley Jessen, said: "We're very excited to have achieved this outstanding transaction for our shareholders, customers and employees. CIBA Vision is offering an all-cash premium which clearly exceeds Bausch & Lomb's best and final offer, and the business will immediately benefit from our significantly expanded size and global reach."

    Bradley continued, "The merger of the two businesses is expected to increase their growth potential. Wesley Jessen will be able to expand its international sales with the support of CIBA Vision's global sales and marketing operation, and CIBA Vision will benefit from Wesley Jessen's technological expertise, especially in the area of specialty lenses. CIBA Vision and Wesley Jessen expect to achieve substantial synergies in the combined business."

    The CIBA Vision offer is subject to 51 percent of the Wesley Jessen shares being tendered and the expiration or termination


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of regulatory and other customary conditions. The transaction is expected to be completed in the third quarter of 2000.

    As a result of the agreement with CIBA Vision, Wesley Jessen has terminated its previously announced merger agreement and other related agreements with Ocular Sciences, Inc. (NASDAQ: OCLR) and has paid Ocular Sciences a $25 million termination fee. Wesley Jessen has also postponed indefinitely its annual shareholder meeting scheduled for June 23, 2000.

    Wesley Jessen VisionCare is the leading worldwide developer, manufacturer and marketer of specialty contact lenses.

    With worldwide headquarters in Atlanta, Georgia, CIBA Vision is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses, lens care products, ophthalmic surgical products and ophthalmic pharmaceuticals. CIBA Vision products are available in more than 70 countries.

    CIBA Vision is the eye care unit of Novartis, a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eyecare, and animal health. In 1999, the Group (including Agribusiness) achieved sales of CHF
32.5 billion and invested more than CHF4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis employs about 82,000 people and operates in over 140 countries around the world. The group recently announced plans to spin off its Crop Protection and Seeds sectors and to merge them with the agrochemicals business of AstraZeneca to form a new company, Syngenta, in the second half of 2000.


FORWARD LOOKING STATEMENTS

The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). References made


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in the foregoing, in particular, statements made regarding the proposed business combination between CIBA Vision and Wesley Jessen are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals; costs related to the business combination; the risk that the CIBA Vision and Wesley Jessen businesses will not be integrated successfully; and other economic, business, competitive or regulatory factors relating to CIBA Vision's and Wesley Jessen's business generally. CIBA Vision and Wesley Jessen are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communications to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communications to the extent that the constitute soliciting materials.

                                      * * *

WESLEY JESSEN VISIONCARE, INC. ("WESLEY JESSEN") STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITION OF WESLEY JESSEN, REFERENCED IN THIS PRESS RELEASE, WHICH WILL BE FILED BY WJ ACQUISITION CORP. AND NOVARTIS AG WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY WESLEY JESSEN WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF WESLEY JESSEN, AT NO EXPENSE TO THEM. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.



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